Exhibit 99.1

Financial Contact:     James S. Gulmi (615) 367-8325
Media Contact:    Claire S. McCall (615) 367-8283

GENESCO REPORTS COMPARABLE SALES
--Expects FY 2013 Earnings Per Share Within Previously-Announced Guidance Range--
--Announces Participation in 15th Annual ICR XChange Conference--

NASHVILLE, Tenn., Jan. 15, 2013 -Genesco Inc. (NYSE: GCO) announced today that same store sales for the quarter-to-date period ended January 12, 2013, declined 2% from the equivalent period last year, when same store sales increased 13%. Sales for the Company's e‑commerce and catalog direct sales businesses increased 17% in the quarter-to-date period ended January 12, 2013, on a comparable basis. Comparable sales, including both stores and direct sales, decreased 1% for the quarter-to-date period this year, compared to a 13% increase for the same period last year. Comparable sales changes for each retail segment and the total Company for the period were as follows:
Quarter-to-Date (Jan. 12, 2013)

	Same-store Sales	Comparable Direct Sales	Comparable Sales (Stores and Direct)
Journeys Group	2%	13%	2%
Schuh Group	7%	14%	8%
Lids Sports Group	(12)%	31%	(10)%
Johnston & Murphy Group	(1)%	9%	1%
Total Genesco	(2)%	17%	(1)%

Based on quarter-to-date results and current trends, the Company's adjusted earnings per diluted share expectations for the fiscal year ending February 2, 2013, now range from the low end to the middle of the upwardly revised guidance range of $5.00 to $5.08 announced by the Company on November 30, 2012.

Robert J. Dennis, chairman, president and chief executive officer of Genesco, said, "Comparable sales for the quarter to date reflect the success of our continuing efforts to integrate our retail store and e‑commerce operations. Because of these efforts, we believe that total comparable sales (including same store sales and comparable direct sales) has become a more accurate measure of our retail performance than same store sales alone, and we intend to report the combined number in the future. The e-commerce and catalog channels in our retail businesses posted comparable sales gains that were large enough to improve the overall sales comparison for the Company in the quarter to date by more than a full percentage point compared to stores alone. The comparable sales trend so far in January has strengthened, but the planned two-week delay in the commencement of federal tax refunds recently announced by the IRS will likely shift some significant portion of sales from the last week of January into the first quarter of the new fiscal year. Partly as a result of this sales shift, we now expect adjusted earnings per share from the low end to the middle of our most recently announced guidance range for the year. We are comfortable with inventory levels, with seasonal merchandise in all our businesses liquidating on schedule.

"We expect an overall solid performance for the year despite ongoing weakness in the Lids Sports Group's sales, attributable to the temporary challenges we discussed in conjunction with our third-quarter earnings announcement, and despite considerable macroeconomic headwinds. We remain confident in our strategies and in the continuing commitment of our entire team to excellence in executing them.”

The Company's adjusted earnings per share expectations do not reflect expected non-cash asset impairments and other charges, including retail store fixed asset impairments expected to be approximately $0.04 per diluted share for the fiscal year and any adjustment to the carrying value of goodwill associated with the Company's team sports business required by an assessment of the realization of such value which the Company intends to perform as of the end of Fiscal 2013, as discussed in its quarterly report on Form 10-Q for the quarter ended October 27, 2012. They also do not reflect compensation expense associated with deferred purchase price for the acquisition of the Schuh Group in June 2011, which is required to be expensed because payment is contingent on continued employment of the payees, expected to be approximately $0.50 per diluted share for the fiscal year. Finally, they do not reflect any expense associated with the criminal intrusion into the portion of the Company's computer network that processes payments for transactions in certain of its retail stores, announced by the Company in December 2010, including any provision related to the approximately $15.6 million in assessments by the major payment card companies, previously disclosed by the Company. The Company has been advised that payment card companies have withheld or intend to withhold payment card receivables due to the Company to satisfy their assessments. The Company intends to contest any such action vigorously, including through litigation to recover the withheld payment card receivables if necessary. The Company believes that providing an adjusted earnings per share estimate not reflecting these items will benefit investors by facilitating comparison with the Company's previously announced expectations, which also excluded these items. Additionally, the Company believes that the presentation of earnings from continuing operations before the compensation expense associated with the Schuh deferred purchase price will enable investors to understand the effect attributable to incorporating continuing employment conditions into the obligation to pay deferred purchase price. A reconciliation of the adjusted earnings per share estimates with the diluted earnings per share estimates calculated in accordance with U.S. Generally Accepted Accounting Principles is included as Schedule A to this press release.

Genesco plans to announce its fourth quarter and fiscal year 2013 results on March 8, 2013.

Genesco also announced that management will present at the 15th Annual ICR XChange Conference on Wednesday, January 16, 2013, at 10:40 a.m. (Eastern Standard Time). The audio portion of the presentation will be webcast live and may be accessed through the Company's internet website, http://www.genesco.com. To listen, please go to the website at least 15 minutes early to register, download and install any necessary software.

Cautionary Note Concerning Forward-Looking Statements
This release contains forward-looking statements, including those regarding the earnings outlook for the Company for the fourth quarter and fiscal year ending February 2, 2013. Actual results could vary materially from the expectations reflected in these statements. A number of factors could cause differences. These include developments that have a negative effect on sales or earnings for the balance of the fiscal year, year-end adjustments to estimates reflected in the expectations, or developments that increase the costs or liabilities expected to be incurred or recognized in the fourth quarter. Additional factors are cited in the “Risk Factors,” “Legal Proceedings” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” sections of, and elsewhere, in our SEC filings, copies of which may be obtained from the SEC website, www.sec.gov, or by contacting the investor relations department of Genesco via our website, www.genesco.com. Many of the factors that will determine the outcome of the subject matter of this release are beyond Genesco's ability to control or predict. Genesco undertakes no obligation to release publicly the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements reflect the expectations of the Company at the time they are made. The Company disclaims any obligation to update such statements.

About Genesco Inc.
Genesco Inc., a Nashville-based specialty retailer, sells footwear, headwear, sports apparel and accessories in more than 2,440 retail stores throughout the U.S., Canada, the United Kingdom and the Republic of Ireland, principally under the names Journeys, Journeys Kidz, Shi by Journeys, Underground by Journeys, Schuh, Lids, Lids Locker Room, Johnston & Murphy, and on internet websites www.journeys.com, www.journeyskidz.com, www.shibyjourneys.com, www.undergroundbyjourneys.com, www.schuh.co.uk, www.johnstonmurphy.com,
www.lids.com, www.lids.ca, www.lidslockerroom.com, www.lidsteamsports.com,
www.lidsclubhouse.com , www.suregripfootwear.com and www.dockersshoes.com. In addition, the Company sells wholesale footwear under its Johnston & Murphy brand, the licensed Dockers brand, SureGrip, and other brands, and operates the Lids Team Sports team dealer business. For more information on Genesco and its operating divisions, please visit www.genesco.com.

Schedule A

Genesco Inc.
Adjustments to Forecasted Earnings from Continuing Operations
Fiscal Year Ending February 2, 2013

In Thousands (except per share amounts)	High Guidance		Low Guidance
	Fiscal 2013		Fiscal 2013
Forecasted earnings from continuing operations	$120,562	$5.01	$118,849	$4.93

Adjustments: (1)
Impairment	1,000	0.04	1,000	0.04
Deferred payment - Schuh acquisition	11,965	0.50	11,965	0.50
Lower effective tax rate	(11,347)	(0.47)	(11,347)	(0.47)

Adjusted forecasted earnings from continuing operations (2)	$122,180	$5.08	$120,467	$5.00

(1) All adjustments are net of tax where applicable. The forecasted tax rate for Fiscal 2013 is approximately
37% excluding a FIN 48 discrete item of $0.4 million.

(2) Reflects 24.1 million share count for Fiscal 2013 which includes common stock equivalents.

This reconciliation reflects estimates and current expectations of future results. Actual results may vary materially from these expectations and estimates, for reasons including those included in the discussion of forward-looking statements elsewhere in this release. The Company disclaims any obligation to update such expectations and estimates.